Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Ole Kristian Lunde, SVP Corporate Communication, Tel: +47 22 54 44 31

Date: 30.03.05

ORK – Extends acceptance period for offer to Sapa shareholders

During the ordinary acceptance period, Orkla's public offer to shareholders in Sapa AB pursuant to the prospectus dated 28 February 2005 has been accepted by shareholders representing 4,779,425 shares, equivalent to approximately 13.1 % of the shares and votes in Sapa. Orkla's subsidiary, Elkem, owns 31,065,022 Sapa shares, equivalent to 85.1 %. Directly and through its subsidiaries, Orkla therefore owns a total of 35,844,447 Sapa shares, equivalent to 98.1 % of the shares and votes in the company.

In order to give shareholders who have not yet accepted the offer an opportunity to do so, Orkla has extended the acceptance period until 5 p.m. on 12 April.

It is thereafter Orkla's intention to redeem the outstanding shares from minority shareholders in Sapa and de-list the company.

Notice to the Oslo Stock Exchange


ORKLA

RECEIVED
2005 APR -5 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 23 March 2005

ORK – Trade subject to notification

On 22 March 2005, in connection with its option programme, Orkla exercised 34,666 options, respectively 16,666 options at a strike price of NOK 138 and 18,000 synthetic options at a strike price of NOK 97.05.

The transactions concern primary insider, Executive Vice President Roar Engeland, Orkla ASA. Engeland bought 10,666 shares net, as he, at the same time, sold 6,000 shares at a price of NOK 229.72. His new total holding in Orkla ASA is 23,768 shares and 113,334 options in Orkla shares and 80,000 synthetic options.

After exercise of options, Orkla's holding of Orkla shares is 6,326,345. A total of 1,740,743 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 23 March 2005

ORK – Trade subject to notification

On 22 March 2005, in connection with its option programme, Orkla exercised 8,300 options, at a strike price of NOK 141.

The transactions concern primary insider Executive Vice President Per A. Sørlie, Borregaard, who exercised 5.000 of these options. He bought 1.700 shares net, as he, at the same time, sold 3,300 shares at a price of NOK 229.72. His new total holding is 17,500 options and 7,300 shares in Orkla ASA.

After exercise of options, Orkla's holding of Orkla shares is 6,318,045. A total of 1,732,443 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
SVP Corporate Communications Ole Kristian Lunde, tel. +47 22 54 44 31

Date: 22.03.2005

ORK – Orkla acquires Alcoa's stake in Elkem

Alcoa has today accepted Orkla's offer for Elkem shares. Alcoa had 46.5 per cent of the shares. Orkla's stake in the company, including the shares received by yesterday, is then appr. 97 per cent of the shares, as the offer period closes at 1600 hrs today.

"We are pleased to see that the offer was accepted. This will be a good solution both for Elkem and Orkla. Elkem has a strong management and organisation, and we look forward to taking part in the long term value creation in the company. We wish to continue the good cooperation with Alcoa in Elkem Aluminium, where they will continue to hold a 50 per cent stake," says Orkla's acting President and CEO Dag J. Opedal.

A new release summing up preliminary results at the end of the offer will be published tomorrow morning.

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 22 March 2005

ORK – Trade subject to notification

On 21 March 2005, in connection with its option programme, Orkla exercised 2,000 options at a strike price of NOK 141.

After exercise of options, Orkla's holding of Orkla shares is 6,343,011. A total of 1,757,409 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of the cash bonus programme.

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 21 March 2005

ORK – Trade subject to notification

On 18 March 2005, in connection with its option programme, Orkla exercised 3,333 options at a strike price of NOK 135.

After exercise of options, Orkla's holding of Orkla shares is 6,345,011. A total of 1,759,409 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of the cash bonus programme.